ENDO PHARMACEUTICALS HOLDINGS INC.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

December 6, 2006

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance Securities and Exchange Commission

100 F Street, NE.

Washington, DC 20549

Re:	Endo Pharmaceuticals Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

File No.: 001-15989

Dear Mr. Rosenberg:

On behalf of Endo Pharmaceuticals Holdings Inc. (“Endo” or the “Company”), I am writing in response to the supplemental issues raised by the staff of the Securities and Exchange Commission (the “Commission”) on November 30, 2006.

For the convenience of the staff, I have transcribed the initial comments being addressed with Endo’s initial and supplemental responses following thereafter.

Form 10-K for December 31, 2005

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Consolidated Financial Statements

Notes to Consolidated Financial Statements

4. License and Collaboration Agreements, page F-14

3.	Please provide us with additional information regarding your capitalization of the up-front license fees of $25 million, $7.5 million and $10.0 million paid pursuant to your agreements with SkyePharma, Inc., EpiCept Corp. and Orexo AB in December 2002, December 2003 and August 2004, respectively. That is, clarify how your decision to capitalize each of these up-front payments correlates to paragraph 11 c. of SFAS No. 2 and specify the stage of development for the related product or products at the time you paid the up-front license fee under each agreement. Further, explain why you believe it is appropriate to capitalize the initial payment, but expense subsequent payments as research and development expense. We note that the payment to Orexo AB was for the right to develop and market the product. Fully explain why the payment should not be expensed as research and development if that payment was for, in part, the right to develop. Contrast the accounting for Orexo AB with the accounting for the ProEthic agreement, pursuant to which the entire upfront payment was expensed. Relate the $20 million expensed as research and development in 2005, as discussed in Note 7.

May 16, 2006 initial response:

We refer you to the excerpt below from our response, dated May 30, 2003, to your letter, dated May 16, 2003, as it related to the $25 million upfront payment to SkyePharma:

Note 4. License and Collaboration Agreements

SkyePharma, page F-14

6.	It appears that you capitalized the $25 million upfront payment paid to SkyePharma. Please disclose, and explain to us, your basis for capitalizing the upfront payment. Clarify how you determined that the upfront payment represents the fair value of the development products licensed to Endo. We note in the Development and Marketing Strategic Alliance Agreement that the payment is consideration for past work in respect to DepoMorphine.

On December 31, 2002, we entered into a Development and Marketing Strategic Alliance Agreement with SkyePharma, Inc. (the “Alliance Agreement”). The Alliance Agreement provides Endo with the exclusive license to market and distribute DepoMorphine(TM) and Propofol IDD-D(TM) (collectively, the “Products”) in the U.S. and Canada.

Under the terms of the Development Program established pursuant to the Alliance Agreement, except in limited circumstances where the parties mutually agree otherwise, SkyePharma is responsible for the development of the Products, including formulation development, pre-registration clinical trials, toxicology studies and any post-registration studies required to be conducted by regulatory authorities. In addition, SkyePharma is responsible for funding the Development Program.

Under the terms of the Commercialization Program established pursuant to the Alliance Agreement, SkyePharma is only responsible (except to cure a failure by Endo) for the manufacture of the Products and the funding of the manufacture of the Products. Under the terms of the Commercialization Program established pursuant to the Alliance Agreement, Endo is responsible for the marketing, advertising, promotion, launch (including pre-launch marketing) and sales activities relating to the Products and for the funding of all such activities.

Paragraph 9 of SFAS No. 142, Goodwill and Other Intangible Assets, states, in part:

An intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value.

Paragraph 11 of SFAS No. 142 states, in part:

The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.

We believe that this contract-based intangible which represents the exclusive license to the U.S. and Canadian marketing and distribution rights for DepoMorphineTM and Propofol IDD-DTM constitutes an intangible asset as contemplated by SFAS No. 142. We believe that DepoMorphineTM and Propofol IDD-DTM will provide significant cash flows to us in the future. In determining the useful life of this intangible asset, we considered various factors impacting estimated useful lives and cash flows of the acquired rights including the expected launch dates of the Products, the strength of the intellectual property protection of the Products and various other competitive, developmental and regulatory issues. In addition, we considered the contractual provisions of the Alliance Agreement which provide Endo these exclusive license rights on a product-by-product, country-by-country basis until the later of (i) the expiration of the patents covering the products or (ii) the 15th anniversary of the first commercial sale of such products. Based on these factors we estimated the useful life of the license rights to be 17 years.

In exchange for the exclusive license for the marketing and distribution rights of the Products, we made an upfront payment of $25.0 million.

Paragraph 9 of SFAS No. 142, Goodwill and Other Intangible Assets, refers the reader to paragraphs 5-7 of SFAS No. 141, Business Combinations. Paragraph 6 of SFAS No. 141 states, in part:

Exchange transactions in which the consideration given is cash are measured by the amount of cash paid. However, if the consideration given is not in the form of cash…measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.

We believe that the cash paid by Endo for the exclusive marketing and distribution rights of the Products is the more clearly evident measure of fair value. In addition, we believe that the upfront payment represents the fair value of the development Products licensed to us under the Alliance Agreement considering the fact that the upfront payment was the result of a lengthy arms’ length negotiation between the parties as well as the fact that we believe that SkyePharma had undertaken a lengthy selection/auction process prior to choosing Endo as its ultimate partner. Although we acknowledge SkyePharma’s past work with respect to its DepoMorphineTM product may have been a consideration in SkyePharma’s determination of the fairness of the upfront payment, we acquired marketing and distribution rights for both DepoMorphineTM and Propofol IDD-DTM and expect all of these rights to provide cash flows to us in the future.

We assess these license rights for impairment periodically. The impairment testing involves comparing the carrying amount of the asset to the undiscounted future cash flows of the products. In the event that the carrying value of the asset exceeds the undiscounted future cash flows of the products and the carrying value is not considered recoverable, an impairment would exist. An impairment loss is measured as the excess of the asset’s carrying value over its fair value, calculated using a discounted future cash flow method. An impairment loss would be recognized in net income in the period that the impairment occurs.

The Alliance Agreement contemplates further payments and royalties from Endo to SkyePharma based upon defined milestones and thresholds. We expect these payments to be current period expenses.

We will expand our disclosure in future filings with our basis for capitalizing the upfront payment.

With respect to our upfront payment to EpiCept in December 2003, pursuant to the factors and accounting guidance noted in our 2003 response related to SkyePharma enumerated above, we capitalized the upfront payment as an intangible asset representing the fair value of the exclusive, worldwide rights to certain patents and the exclusive, worldwide commercialization rights to EpiCept’s LidoPAIN® BP product. EpiCept remains, at its sole cost and expense, responsible for continuing and completing the development for the LidoPAIN® BP product. We do not believe that the upfront payments to SkyePharma and EpiCept fall under the provisions of paragraph 11c. of FASB Statement No. 2, “Accounting for Research and Development Costs”, as the payments were not related to an asset to be used in research and development activities.

As part of the license agreement with Orexo, in addition to the right to market the product, we acquired the right to develop Orexo’s proprietary sublingual, muco-adhesive technology combined with fentanyl, sufentanil, alfentanil and/or remifentanil as active ingredients, including all dosage strengths, line improvements and line extensions thereof. The acquisition of this development right is governed by the accounting provisions of Paragraph 11c. of SFAS No. 2, which addresses the accounting for intangibles purchased from others and states:

The costs of intangible assets that are purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be accounted for in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets. The amortization of those intangible assets used in research and development activities is a research and development cost. However, the costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred.

As such, we determined that the cost of the right to develop these products and the cost of the right to market these products were inextricably linked and therefore should be expensed as research and development in our financial statements, absent any alternate future uses. Since we acquired both marketing and development rights for products that did not have regulatory approval, we evaluated, at the time of acquisition of these rights, whether the products had any currently identifiable alternative future uses. We determined that Orexo’s patented technology had alternative uses in addition to its use with the active ingredient fentanyl. We anticipated that alternate future uses of Orexo’s technology could include developing products containing the active ingredient sufentanil (which is the active ingredient in our early-developmental chronic pain pipeline product CHRONOGESICTM licensed to us from Durect in 2002 and is also the active ingredient in our recently acquired chronic pain pipeline product that is a patch also licensed to us from Durect and discussed below). In addition, the development of Orexo’s proprietary sublingual, muco-adhesive technology may also help us in the development of line extensions of some of our other pipeline products such as frovatriptan, oxymorphone and other opioid-based products. Therefore, since the Orexo intangible asset has alternate future uses, we accounted for the acquisition of this intangible asset in accordance with the relevant provisions of SFAS No. 142, as enumerated in the SkyePharma discussion above. During the year ended December 31, 2005, we expensed $7.3 million related to the Orexo agreement in 2005 as a result of the achievement of certain research and development milestones. These milestones relate to the culmination of current period research and development activities for a product that is now in Phase III clinical trials and thus have been considered period expenses.

In March 2005, we acquired the development and marketing rights to a developmental product from ProEthic Pharmaceuticals Inc. for an upfront payment of $10 million, and we expensed this amount as research and development. It was determined that the cost of the right to develop the product and the cost of the right to market the product were inextricably linked and therefore should be expensed as research and development in the financial statements. Since we acquired a specific product from ProEthic and not a technology, we do not believe that the ProEthic product has an alternate future use, which is the differentiating factor from the Orexo agreement discussed above. Also in March 2005, we acquired the development and commercial rights to a development product (the sufentanil patch product discussed above) from DURECT Corporation for $10 million, which we also expensed as research and development in 2005. The total of $20 million from these two agreements is the $20 million research and development expense referred to in Note 7 and in your question.

As disclosed within our license and collaboration agreements policy footnote in Note 2 to our consolidated financial statements, in connection with the licensing or acquisition of third parties’ products and technology, we are generally required to make up-front payments, milestone payments contingent upon the achievement of certain pre-determined criteria, royalty payments based on specified sales levels of the underlying products and/or certain other payments. Up-front payments are either expensed immediately as research and development or capitalized. The determination to capitalize amounts related to licenses is based on management’s judgments with respect to stage of development, the nature of the rights acquired, alternative future uses, developmental and regulatory issues and challenges, the net realizable value of such amounts based on projected sales of the underlying products, the commercial status of the underlying products and/or various other competitive factors. Milestone payments made prior to regulatory approval are generally expensed as incurred, since in most cases the payment relates to the completion of research and development activities, and milestone payments for products that have regulatory approval are generally capitalized as an intangible asset. We believe that this policy complies with the provisions of SFAS No. 2 and SFAS No. 142.

June 16, 2006 supplemental response:

The following discussion supplements the factors noted above in our May 16, 2006 response.

One of the key elements of our business strategy is acquiring and in-licensing complementary products, compounds and technologies. We continue to enrich our product line through selective product acquisitions and in-licensing, or acquiring licenses to products, compounds and technologies from third parties. Upon acquiring these licenses, we either expense as research and development or capitalize and record an intangible asset and amortize the intangible asset using the straight-line method over its estimated useful life. The cost of licenses are either expensed immediately as research and development expense in accordance with SFAS No. 2, or capitalized, in accordance with SFAS No. 142.

In accordance with SFAS No. 2, all research and development costs are to be expensed when incurred. SFAS No. 2 states that the cost of intangibles that are purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) should be capitalized and amortized as intangible assets. However, the costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses and therefore no separate economic values are considered research and development costs and are expensed when incurred. There have been cases where we acquired both the marketing and development rights for products that do not have regulatory approval and that do not have currently identifiable alternative future uses. In this case, the cost of the right to develop the products and the cost of the right to market the products would be inextricably linked and therefore expensed in the financial statements as research and development.

The determination to capitalize amounts related to licenses is based on management’s judgments with respect to stage of development, the nature of the rights acquired, alternative future uses, developmental and regulatory issues and challenges, the net realizable value of such amounts based on projected sales of the underlying products, the commercial status of the underlying products and/or various other competitive factors. The initial recognition and measurement provisions of SFAS No. 142 apply to intangible assets acquired individually but not intangible assets acquired for use in research and development activities, which is governed by SFAS No. 2. The acquisition of distribution and marketing rights does not fall under the provisions of SFAS No.2 since there is no acquisition of assets to be used in research and development activities. We record the acquisition of the identifiable intangible asset (i.e. license) at cost which represents its fair value due to the fact that the cost is determined based on a bargained exchange transaction that is conducted at arm’s length. This provides reliable evidence about the existence and fair value of the asset. Additionally, the license meets the definition of an asset as defined in FASB Concepts Statement No. 6, “Elements of Financial Statements” which states “Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events”.

With respect to our upfront payment to SkyePharma in December 2002 we capitalized the upfront payment as an intangible asset representing the fair value of the licensing of the marketing and distribution rights of SkyePharma’s development products. At the time of the license, DepoDur® was in Phase III clinical trial development and had already completed a successful Phase III clinical trial demonstrating that the product when administered in patients undergoing hip surgery had a safety profile typical for an epidural opioid agent and that patients experienced dose-related post-operative pain relief for 48 hours. The results were statistically significant. Additional clinical trial results from ongoing trials, which were expected to come in the months following our licensing of the rights, were necessary for filing a New Drug Application (NDA) to the FDA expected by mid-2003, however, due to the fact that the active ingredient (morphine) is well characterized as an FDA approved drug for pain management, the drug delivery technology for delivering the morphine was already used in an FDA approved drug (DepoCyt) and a successful Phase III clinical trial had been completed at the time of the licensing, we believed that the probable future economic benefits criteria was met. The NDA for DepoDur® was submitted to the FDA in July 2003, approved in May 2004 and became commercially available in December 2004.

With respect to our upfront payment to EpiCept in December 2003, we capitalized the upfront payment as an intangible asset representing the fair value of the exclusive, worldwide rights to certain patents and the exclusive, worldwide commercialization rights to EpiCept’s LidoPAIN® BP product. The patent rights we licensed from EpiCept provided us the opportunity to assert this patent against anyone trying to bring a lidocaine containing patch intended to treatment of back pain. This patent had probable future economic benefit to us one of our most significant products, Lidoderm®, is a lidocaine containing patch. Although Lidoderm® is only promoted for its approved indication of post-herpetic neuralgia (the chronic pain after the onset of shingles), we believe that it is used off-label for back pain and have studied it for this indication.

With respect to our upfront payment to Noven in February 2004 we capitalized the upfront payment as an intangible asset representing the fair value of the licensing of the rights to commercialize Noven’s transdermal fentanyl patch a generic equivalent to a marketed product Duragesic. At the time of the license, we believed that Noven had completed all of the developmental work related to obtaining the marketing rights for the product. Based on our review of the data generated by Noven and included in their ANDA filed with the FDA in July 2003, we believed that the Noven product was probable of being approved by the FDA in early 2005 and thus had probable future economic benefit to us. Subsequent to this determination, in September 2005, the FDA informed Noven that it will not approve the ANDA for its transdermal fentanyl patch based on the FDA’s assessment of potential safety concerns related to the higher drug content in the Noven product versus the reference-listed product, Duragesic. We wrote-off in September 2005 the approximately $6 million, which represented the unamortized portion of the upfront license fee that Endo paid Noven in February 2004.

As stated in our 2003 response enumerated above, we believe that the upfront payment to SkyePharma represented the fair value of the development Products licensed to us under the Alliance Agreement considering the fact that the upfront payment was the result of a lengthy arms’ length negotiation between the parties as well as the fact that we believe that SkyePharma had undertaken a lengthy selection/auction process prior to choosing Endo as its ultimate partner. Although we acknowledge SkyePharma’s past work with respect to its DepoDur® product may have been a consideration in SkyePharma’s determination of the fairness of the upfront payment, we acquired marketing and distribution rights for both DepoDur® and Propofol IDD-DTM and expected these rights to provide cash flows to us in the future. Milestone payments made subsequent to the acquisition of the marketing and distribution rights related to the culmination of research and development activities performed by SkyePharma subsequent to the acquisition of the marketing and distribution rights and thus were recorded and research and development expenses in the period incurred. This treatment is consistent with the provisions of EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination”. Although EITF 95-8 applies to purchase business combinations, if applied to the contingent payments made pursuant to our SkyePharma agreement by analogy, it would support the treatment as research and development expenses. In EITF 95-8, the Task Force reached a consensus that an arrangement in which contingent payments are automatically forfeited if employment terminates is a strong indicator that the arrangement is, in substance, compensation for post combination services rather than additional purchase price. By analogy, if SkyePharma did not perform the required research and development work to reach the next contingent payment milestone, the payment would be forfeited, which indicates that the subsequent payment is for post-acquisition research and development work and not additional purchase price of the marketing and distribution rights and therefore, the expensing of those amounts is appropriate. No subsequent milestone payments were made with respect to the EpiCept or Noven agreements.

The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. We determine amortization periods for licenses based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired rights. Such factors include the expected launch date of the product, the strength of the intellectual property protection of the product and various other competitive, developmental and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the useful life of the license and an acceleration of related amortization expense. We begin amortizing these intangible assets, using the straight-line method, upon acquisition. We also evaluate the useful life of the intangible asset on at least an annual basis to determine whether events and circumstances warrant a revision to the remaining useful life. Any changes in useful life would be reflected prospectively as the intangible asset is amortized over the revised remaining useful life.

August 16, 2006 supplemental response:

SkyePharma and EpiCept

With respect to our agreements with SkyePharma and EpiCept, we believe that we acquired contract-based intangible assets under the provisions of SFAS 142 that should be initially recognized and measured based on their fair values. The initial recognition and measurement provisions of SFAS 142 apply to intangible assets acquired individually, as is the case with our acquisition of the SkyePharma and EpiCept intangible assets, or as part of a group. Paragraphs B29, B30 and B37 of SFAS 142 are enumerated below (emphasis added):

B29. The Board noted that, to be recognized, intangible assets acquired in transactions other than business combinations must meet the four fundamental recognition criteria for assets in paragraph 63 of FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises. Those criteria are that the item meets the assets definition, it has an attribute that is measurable with sufficient reliability, the information about it is capable of making a difference in user decisions, and the information is representationally faithful, verifiable, and neutral.

B30. The Board observed that bargained exchange transactions that are conducted at arm’s length provide reliable evidence about the existence and fair value of acquired intangible assets. Accordingly, the Board concluded that those transactions provide a basis for recognizing those assets in the financial statements of the acquiring entities. The Board also observed that similarly reliable evidence about the existence and fair value of intangible assets that are developed internally is not generally available.

B37. The Board also noted that Statement 141 contains a presumption that an intangible asset that meets the contractual-legal criterion or the separability criterion also would meet the asset recognition criteria in Concepts Statement 5. The Board observed that intangible assets that are acquired individually or with a group of assets in a transaction other than a business combination also may meet the asset recognition criteria in Concepts Statement 5 even though they do not meet either the contractual-legal criterion or the separability criterion (for example, specially-trained employees or a unique manufacturing process related to an acquired manufacturing plant). Such transactions commonly are bargained exchange transactions that are conducted at arm’s length, which the Board concluded provides reliable evidence about the existence and fair value of those assets. Thus, those assets should be recognized as intangible assets.

The acquisition of these intangible assets was the result of a lengthy bargained exchange transactions that were conducted at arm’s length. The FASB concluded that, as a result of a bargained exchange transaction, there is reliable evidence about the existence and fair value of the intangible asset. As a result, we recorded the intangible assets for SkyePharma and EpiCept in December 2002 and December 2003, respectively.

Consistent with the Board’s conclusion in SFAS 142, that an acquisition of an intangible asset in a bargained exchange transaction conducted at arm’s length provides reliable evidence about the existence, fair value and, thus, recognition of an intangible asset, the Company believed, at the time of the acquisitions, and continues to believe, that our transactions with SkyePharma and EpiCept meet the asset recognition criteria and thus have been recognized as intangible assets.

In addition to our conclusion that the recognition of the intangible assets is appropriate under the provisions of SFAS 142, we also evaluated whether or not the intangible assets that we acquired met the asset recognition criteria as defined in paragraph 25 of FASB Concepts Statement No. 6, Elements of Financial Statements (CON 6), “Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” Footnote 18 to CON 6 states:

Probable is used with its usual general meaning, rather than in a specific accounting or technical sense (such as that in FASB Statement No. 5, Accounting for Contingencies, par. 3), and refers to that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved (Webster’s New World Dictionary of the American Language, 2d college ed. [New York Simon and Schuster 1982], p. 1132). Its inclusion in the definition is intended to acknowledge that business and other economic activities occur in an environment characterized by uncertainty in which few outcomes are certain (pars. 44-48).

Paragraph 26 of CON 6 states:

An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred. Assets commonly have other features that help identify them—for example, assets may be acquired at a cost and they may be tangible, exchangeable, or legally enforceable. However, those features are not essential characteristics of assets. Their absence, by itself, is not sufficient to preclude an item’s qualifying as an asset. That is, assets may be acquired without cost, they may be intangible, and although not exchangeable they may be usable by the entity in producing or distributing other goods or services. Similarly, although the ability of an entity to obtain benefit from an asset and to control others’ access to it generally rests on a foundation of legal rights, legal enforceability of a claim to the benefit is not a prerequisite for a benefit to qualify as an asset if the entity has the ability to obtain and control the benefit in other ways.

With respect to the SkyePharma intangible asset, although the agreement with SkyePharma provided us the marketing and distribution rights to both DepoDur® and Propofol IDD-DTM and Propofol IDD-DTM was at an earlier stage thus potentially not meeting the probable future economic benefit conditions, we believed that the value of DepoDur® alone supported the upfront payment which did not distinguish between the two products. Additionally, at the time we acquired the license rights, we performed a projected cash flow analysis and determined that it was probable that the value of the intangible asset at the acquisition date would be recovered through significant expected future cash flows. At the time of the license, DepoDur® was in Phase III clinical trial development and had already completed a successful Phase III clinical trial demonstrating that the product, when administered in patients undergoing hip surgery had a safety profile typical for an epidural opioid agent and that patients experienced dose-related post-operative pain relief for 48 hours. The results were statistically significant. Additional clinical trial results from ongoing trials, which were expected to come in the months following our licensing of the rights, were necessary for filing a New Drug Application (NDA) to the FDA expected by mid-2003, however, due to the fact that the active ingredient (morphine) was well characterized as an FDA approved drug for pain management, the indication for which DepoDur® would be seeking approval for was well characterized, the drug delivery technology for delivering the morphine was already used in an FDA approved drug (DepoCyt) and a successful Phase III clinical trial had been completed at the time of the licensing, we believed that the probable future economic benefit criteria was met. The NDA for DepoDur® was submitted to the FDA in July 2003, approved in May 2004 and became commercially available in December 2004. The net book value of the SkyePharma intangible asset was $15.9 million at December 31, 2005. Although we acknowledge and agree that there is no certainty in obtaining approval for drugs with the FDA, given the nature of this product we believe that the conditions for probable future economic benefit had been met with DepoDur®.

With respect to the EpiCept intangible asset, the patent rights we licensed from EpiCept provided us the opportunity to assert this patent against anyone trying to bring a lidocaine containing patch intended to treatment of back pain. This patent had probable future economic benefit to us as our most significant product, Lidoderm®, is a lidocaine containing patch. Although Lidoderm® is only promoted for its approved indication of post-herpetic neuralgia (the chronic pain after the onset of shingles), we believe that it is used off-label for back pain and have studied it for this indication. Presumably, a portion of the sales of Lidoderm® are related to the treatment of low back pain, therefore, the ability to keep a competitor from the marketplace utilizing this patent is a significant benefit to us. Lidoderm®’s annual net sales were $178.3 million at the time we acquired this intangible asset in December 2003 and $419.4 million in 2005. We believed, at the time of acquisition, and continue to believe that the expected cash flows from Lidoderm® will more than adequately cover the value of this intangible asset. The net book value of the EpiCept intangible asset was $6.3 million at December 31, 2005.

Since the acquisition of the SkyePharma intangible asset in December 2002, we have made three separate $5 million contingent milestone payments (a total of $15 million) based on development milestones achieved by SkyePharma. These payments were expensed as incurred consistent with our statement in our May 2003 response to your letter. Due to the fact that the contingent consideration in the contract is subject to forfeiture, we believe that this is a strong indicator that the contingent payments made to SkyePharma are compensation for post-acquisition services and thus period expenses and not additional purchase price of the intangible asset. This is consistent with the provisions of SFAS 142, and since the initial recognition and measurement provisions of SFAS 142 apply to intangible assets acquired individually, we applied it to our acquisition of the SkyePharma intangible asset.

Orexo

In accordance with the provisions of paragraph 11c. of SFAS No. 2, we capitalized the license rights obtained in the Orexo agreement due to the fact that the technology that we acquired has alternate future uses. We licensed the right to any and all formulations for treatment of pain based on Orexo’s proprietary sublingual, muco-adhesive technology containing fentanyl, sufentanil, alfentanil and/or remifentanil (in all forms an all derivatives thereof) as active ingredient(s), including all dosage strengths thereof and line extensions thereof, and including all improvements thereto. We determined that Orexo’s patented technology had alternative uses in addition to its use with the active ingredient fentanyl (Rapinyl™). RapinylTM is based on Orexo’s unique patented technology for sublingual administration. This novel pharmaceutical preparation is believed to provide rapid absorption of the active substance, a fast onset of action and patient convenience. At the time of acquisition, we anticipated and continue to reasonably expect that alternate future uses of Orexo’s technology include developing products containing the active ingredient sufentanil (which is the active ingredient in our early-developmental chronic pain pipeline product CHRONOGESICTM licensed to us from Durect in 2002 and is also the active ingredient in our recently acquired chronic pain pipeline product that is a patch also licensed to us from Durect). Other alternatives to utilize Orexo’s proprietary sublingual, muco-adhesive technology include the development of line extensions of some of our other pipeline products such as frovatriptan, oxymorphone and other opioid-based products. Finding and utilizing new delivery technologies is an important part of our business model and, in our history, we have been successful in developing new delivery mechanisms for already existing and FDA-approved drugs. We believe that these items qualify as alternate future uses in accordance with the criteria enumerated in sections 3.2.07 and 3.2.10 of the AICPA Practice Aid, Assets Acquired in a Business Combination to be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries, which states:

3.2.07 For an asset acquired for use in an R&D activity to have an alternative future use, the task force believes that (a) it is reasonably expected that the combined enterprise will use the asset acquired in the alternative manner and anticipates economic benefit from that alternative use, and (b) the combined enterprise’s use of the asset acquired is not contingent on further development of the asset subsequent to the acquisition date, (that is, the asset can be used in the alternative manner in the condition in which it existed at the acquisition date).

3.2.10 Whether an acquired intangible asset to be used in R&D activities has an alternative future use (see paragraphs 3.3.06 and 3.2.07) depends on specific facts and circumstances. Facts and circumstances that suggest the presence of an alternative future use include: (a) it is reasonably expected that the combined enterprise will use the intangible asset being acquired in its current condition in another currently identifiable R&D project to be commenced at a future date (for example, the acquired intangible asset represents base [or core] technology that is reasonably expected to be used in future R&D projects), or (b) a specific IPR&D project comprises a number of subprojects or parts, certain of which are complete and for which it is reasonably expected that the subprojects or parts will be used other than in a current R&D project. Those circumstances suggest that the acquired intangible assets have alternative future uses.

Footnote #1 to paragraph 3.2.07 of the Practice Aid states, “The task force believes that reasonably expected connotes a slightly greater than 50 percent chance of occurring”. While best practices within this Practice Aid are written in the context of a business combination transaction, they also apply to an asset to be used in research and development activities that is acquired singly or as part of a group of assets. Based on our discussion above, we believe that the alternate future uses described above meet the criteria and thus qualify as alternate future use(s) and thus capitalization of the intangible asset is appropriate. The net book value of the Orexo intangible asset was $9.3 million at December 31, 2005.

During 2005, we expensed, as research and development, a $6.5 million milestone payment related to enrollment of the first patient in a clinical trial for Rapinyl™. This milestone payment only relates to the Rapinyl™ product, not the Orexo proprietary technology (which we reasonably expect to have alternate future uses) discussed above, and thus we determined that the alternate future use provisions, and thus the ability to capitalize as an intangible asset, did not apply to this payment. While we have evaluated the capitalization of the upfront payment and the expensing of the $6.5 million payment within the provisions of paragraph 53 of SFAS 2, we do not believe that its provisions apply in this instance since we believe that the $6.5 payment is separately identifiable due to the fact that it applies only to Rapinyl™, which does not have an alternate future use and thus we believe is not capitalizable as an intangible asset in accordance with the provisions of SFAS 2.

October 16, 2006 Supplemental Response:

Follow-up Issue #1 – How did we allocate the $25 million purchase price in December 2002 to DepoDur and Propofol?

Based on an Applied Decision Analysis (ADA) model that we prepared in 2002, the median scenario for DepoDur resulted in a value to the Company of approximately $95 million while the median scenario for Propofol resulted in a negative value of approximately $12 million. As a result, we believed at the time and continue to believe that all of the $25 million was properly allocated to DepoDur. We were willing to pay $25 million for the rights to DepoDur alone. Since we believed that it was more than probable that DepoDur would be approved, which was our basis for recording the intangible asset in the first place, we assigned all of the acquisition value to DepoDur. The ADA model for DepoDur more than supported the $25 million assigned to it. Propofol was in Phase II clinical trials at the time of acquisition and never advanced into full-blown Phase III clinical trials. We do not believe that there was any value to Propofol at the time of acquisition and therefore there was no basis to capitalize any asset for Propofol at acquisition given the fact that it was early in clinical development with a relatively low chance of approval at that time and ultimately never did gain approval. With respect to the two subsequent $5 million payments made to SkyePharma related to DepoDur, we believed that the expensing of such payments was supported by fact that these payments were contingent consideration, which we believed to be a strong indicator that the payments that were made were compensation for post-acquisition services performed by SkyePharma and not additional purchase price for the license rights. Additionally, we expensed the two subsequent $5 million payments to SkyePharma as we informed the Staff in our 2003 response to your letter. We did not believe any deviation from the treatment presented to the Staff in our 2003 response to your letter would have been appropriate since there had been no change in any applicable accounting literature in the intervening time period. We have been transparent in our disclosure of the accounting treatment of these payments to SkyePharma in the footnotes to our financial statements.

Follow-up Issue #2 – How did we allocate the $7.5 million purchase price in December 2003 to the EpiCept patents and marketing rights to the LidoPAIN BP product?

We normally prepare an ADA model for all acquisitions of license rights but did not prepare an ADA analysis for this asset since all of the value to the Company of $7.5 million, which was negotiated in a bargained exchange transaction, was related to the intellectual property protection and none for the LidoPAIN BP product. At the time of acquisition, we believed and continue to believe that the real and only value among the assets was (and continues to be) the EpiCept intellectual property. We believe that this patent provides additional intellectual property protection for our largest product, Lidoderm®. This agreement generally lasts until the underlying patents expire, which is July 17, 2016. We are amortizing this intangible asset over its useful life through July 2016.

Follow-up Issue #3 – How would any future milestone payment to EpiCept be accounted for?

The payments that could be required to be made related to the LidoPAIN BP product include $5 million upon acceptance of an NDA filing and $7.5 million upon FDA approval of the product for the short-term treatment of acute low back pain. Any decision on the accounting for these payments would be based on the facts and circumstances in place at the time. However, we would expect to expense the $5 million for the NDA filing and capitalize the payment of $7.5 million as an intangible asset. Additionally, the agreement calls for the payment of a royalty of 10% of net sales of the LidoPAIN BP product, which would be recorded as period expenses.

Additionally, within the agreement, there are provisions that call for the payment of up to $70 million to EpiCept if we are able to obtain FDA approval for our own product Lidoderm® for the treatment of chronic low-back pain. We have initiated exploratory Phase II clinical trials of Lidoderm® in this indication. The contingent $70 million payments break down as follows:

1. $5 million upon NDA acceptance of an Endo BP product.

2. $35 million upon FDA approval of an Endo BP product.

3. Sales milestones of $10 million and $20 million based on the achievement of certain sales thresholds.

We would anticipate expensing the $5 million upon NDA acceptance and capitalizing the $35 million upon FDA approval. Sales milestone payments would be period expenses.

Follow-up Issue #4 – How was the $10 million payment to Orexo split between the development and marketing rights? How was its useful life determined?

We believe that the cost of the right to develop and the cost of the right to market the product are inextricably linked and thus cannot be bifurcated. If the development right did not have an alternate future use, we would have assigned all of the value to the development right and expensed the $10 million payment as research and development expense. The value of this transaction lies in the development rights using the Orexo technology.

Determination of Useful Life

Paragraph 11 of SFAS 142 states:

11. The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular:

a. The expected use of the asset by the entity

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate

c. Any legal, regulatory, or contractual provisions that may limit the useful life

d. Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions)

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The term indefinite does not mean infinite. Appendix A includes illustrative examples of different intangible assets and how they should be accounted for in accordance with this Statement, including determining whether the useful life of an intangible asset is indefinite.

The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. We determined the amortization period for this license based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired rights. Such factors include the expected launch date of the product, the strength of the intellectual property protection of the product and various other competitive, developmental and regulatory issues, and contractual terms. The method of amortization should reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, which is the case in this instance, we use the straight-line method. We are also required to evaluate the useful life of the intangible asset on an annual basis to determine whether events and circumstances warrant a revision to the remaining useful life. Any changes in useful life would be reflected prospectively as the intangible asset is amortized over the revised remaining useful life.

The patent for the Orexo technology was issued in July 2004 and our payment obligations under the license agreement will continue until the later of the period of time that the underlying product enjoys market exclusivity or upon the expiration of the patents. Following expiration, we receive a fully-paid up, royalty-free license to the Orexo technology in North America. We have a royalty-free right in North America to the Orexo technology in perpetuity after the expiration of the license agreement. We feel that we will continue to receive economic benefits from this technology for at least 20 years.

Based on the factors noted above, we have determined that an estimated useful life of 20 years is appropriate. Our decision on the useful life is based on the patent protection for the Orexo technology. Any product utilizing this Orexo technology is protected by a patent which has a life of 20 years. Furthermore, the Orexo technology has unique properties which are difficult to replicate without infringing the patent. With pharmaceutical products, the technology does not get outdated – most often companies have peak year sales the year before a product goes generic. As such, we feel that we will continue to receive economic benefits from this asset for at least 20 years, which is the first time a competing product with the same technology, would be able to enter the market.

We recognize amortization expense related to this license based on a license value of $10 million at inception and monthly amortization is recognized as follows:

Amortization expense	$41,667
Accumulated amortization		$41,667

November 2, 2006 Supplemental Response:

Set forth below is our summary of what we believe is the outcome of our conversations with the Staff and the manner in which we intend to reflect these matters in our financial statements:

With respect to the SkyePharma intangible asset, we understand that the Staff has no objection to the capitalization of the $25 million purchase price due to the specific and unique set of circumstances surrounding this transaction. However, we also understand that in the view of the Staff capitalization of an asset prior to the FDA approval of the underlying product is not appropriate in most cases. Additionally, in our future SEC filings we will provide more explicit disclosure stating that the entire $25 million purchase price was allocated to DepoDur® with no amount having been allocated to Propofol-IDD™. We also understand that the Staff believes, given the fact pattern discussed above, that both of the $5 million payments made to SkyePharma, one in 2003 and one in 2004, should have been capitalized and not expensed. In addition, we understand that the Staff also believes that the $6.5 million payment made to Noven in 2004 should have been expensed and not capitalized.

As discussed with the Staff, we do not believe that these changes necessitate any restatement of prior periods based on our evaluation of these adjustments in the context of SEC Staff Accounting Bulletin: No.-99- Materiality. The impact on the year ended December 31, 2003, of not capitalizing the $5 million payment to SkyePharma and the resulting increase in amortization expense was to understate net income by approximately $3.1 million, or $0.02 per share, on an after-tax basis. This represents an understatement of net income by 4.2% or 0.5% of stockholders’ equity and 0.4% of total assets. The impact of this understatement on our balance sheet as of December 31, 2003 was to understate total assets by $4.9 million or 0.6% and to understate stockholders’ equity by $3.1 million or 0.5%. We do not believe that these amounts are material to our results of operations or financial position on a quantitative basis as of or for the year ended December 31, 2003.

The impact on the year ended December 31, 2004, of not capitalizing the $5 million payment to SkyePharma, capitalizing the $6.5 million payment to Noven and the resulting decrease in amortization expense was to overstate net income by approximately $0.9 million, or $0.01 per share, on an after-tax basis. This represents an overstatement of net income by 0.6% or 0.1% of stockholders’ equity and 0.09% of total assets. The impact of this overstatement on our balance sheet as of December 31, 2004 was to understate total assets by $3.5 million or 0.4% and to understate stockholders’ equity by $2.2 million or 0.3%. We do not believe that these amounts are material to our results of operations or financial position on a quantitative basis as of or for the year ended December 31, 2004.

During the year ended December 31, 2005, we recorded an impairment charge of $5.5 million to write-off the unamortized balance of the Noven intangible asset that would not have been recorded had the original $6.5 million be expensed in 2004. The impact on the year ended December 31, 2005, including the resulting increase in amortization expense, was to understate net income by approximately $3.3 million, or $0.02 per share, on an after-tax basis. This represents an understatement of net income by 1.6% or 0.4% of stockholders’ equity and 0.2% of total assets. The impact of this understatement on our balance sheet as of December 31, 2005 was to understate total assets by $8.9 million or 0.6% and to understate stockholders’ equity by $5.5 million or 0.6%. We do not believe that these amounts are material to our results of operations or financial position on a quantitative basis as of or for the year ended December 31, 2005.

The impact on the nine months ended September 30, 2006, as a result of the understatement of amortization expense in 2006, would be to overstate net income by approximately $0.3 million or $0.00 per share, on an after-tax basis. This represents an overstatement of net income by 0.2% or 0.03% of stockholders’ equity and 0.02% of total assets.

In addition to this quantitative analysis, we have based our conclusion that the adjustments above are not material after review of the following qualitative factors:

1.	We believe that our disclosures surrounding the accounting treatment of the above transactions were transparent;

2.	The adjustments would not impact our earnings or other trends, e.g. does not change net income to a net loss or vice versa;

3.	The adjustments noted above relate to amounts that are not included in Wall Street analysts’ expectations, i.e. analysts normally add back up-front and milestone payments to partners to arrive at their estimates; and

4.	There would be no impact on our compliance with existing debt covenants.

Based on the above analysis, we believe that the misstatements are not material from a qualitative or quantitative basis, and thus no restatement or correction is required.

We understand that the Staff does not object to our capitalization of the EpiCept and Orexo intangible assets.

December 6, 2006 Supplemental Response:

As requested in our discussion with the Staff on November 30, 2006, we would like to clarify certain statements made in our prior communications with the Staff.

We understand that the Staff believes that it is generally not appropriate to capitalize upfront payments that were made pursuant to license and distribution rights agreements prior to FDA approval of the underlying drug candidate. However, we also understand that there may be very limited circumstances in which capitalization may be appropriate, such as when a company has some genuine insight into the FDA approval process for that particular underlying drug candidate and contemporaneous evidence relating thereto. While we understand that the Staff does not believe that the capitalization of the $25 million upfront payment made to SkyePharma in 2002 was appropriate, we also understand that at this time the Staff will not object to our capitalization of that payment due the unique set of facts and circumstances surrounding the related transaction, including its exclusion from the provisions of SFAS No. 2, the subsequent approval of the product by the FDA, and the history of prior correspondence with the Staff related to this transaction, all as enumerated in our prior responses above.

We also understand that the Staff believes that it is generally not appropriate to capitalize milestone payments made pursuant to license and distribution rights agreements prior to FDA approval of the underlying drug candidate. Again however, we also understand that there may be limited circumstances in which capitalization may be appropriate, such as when a company has some genuine insight into the FDA approval process for that particular underlying drug candidate and contemporaneous evidence relating thereto. We also understand that the Staff believes that it is appropriate in many cases to capitalize milestone payments made pursuant to license and distribution rights agreements upon or subsequent to FDA approval of the underlying drug candidate, but that such capitalization is dependent on the facts and circumstances surrounding the particular transaction, e.g. payment may be a reimbursement for prior services and thus expensed as incurred.

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (610) 558-9800 (ext. 4408).

Very truly yours,

/s/ Joyce N. LaViscount
Joyce N. LaViscount, Chief Accounting Officer

cc: Caroline B. Manogue, Executive Vice President, Chief Legal Officer